

May 14, 2012

Via E-mail
Stanley M. Kuriyama
Chairman of the Board and Chief Executive Officer
A & B II, Inc.
822 Bishop Street
Honolulu, HI 96813

> **Re:** **A & B II, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed May 4, 2012**
> **File No. 001-35492**

Dear Mr. Kuriyama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

1. We note your response to comment 7. While we appreciate that total portfolio average effective rent may not be a useful operating statistic for a diverse real estate portfolio, we continue to believe that a discussion of the impact of period to period changes in same store occupancy and same store average rent is useful to understanding in more detail the drivers in your period to period changes in Real Estate Leasing operating revenues. Please revise accordingly.

Financial Statements

A&B Financial Statements

Significant Accounting Policies

Revenue Recognition, page F-11

2.   We have considered your response to our prior comment 15. Please enhance your disclosure to clarify, if true, that real estate sales revenue represents the proceeds from the sales of properties that are considered held for sale immediately after development is completed. Your enhanced disclosure should a general description of the types of properties that are typically developed for sale versus those that are held and leased by the company.

Self-Insured Liabilities, page F-14

3.   We have reviewed your response to comment number 16. Please provide to us the information requested to support management's representation that they reserves are immaterial. Within your response, please ensure that you address the impact of any changes to the reserves have on the income statement in assessing materiality.

Discontinued Operations, page F-15

4.   We have read your response to our prior comment 17. Please revise your disclosure to describe "real estate sales revenue" and "real estate sales operating profit" as proceeds from sale of properties and gain on sale of properties respectively as it does not appear that these items were generated from the operations of the property.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Alyson Nakamura, Corporate Secretary
       Marc S. Gerber, Skadden, Arps, Slate, Meagher & Flom LLP